January 4, 2024

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Institutional Investment Strategy Fund (the “Registrant”)

File Nos. 333-271745 and 811-23874

Dear Mr. Grzeskiewicz:

On May 9, 2023, the Registrant filed a registration statement on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. By letter dated June 8, 2023, you provided legal and accounting comments to the registration statement.  Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Registration Statement.  Additional disclosures are italicized and deleted disclosures appear struck through.

Legal Comments

Prospectus

Comment L.1:  Fund Expenses, Page 1 – Provide the staff with a completed fee table at least one full week before acceleration of this filing is requested.  We note that the fee table indicates the Fund may have interest expense.  Pleas[e] provide appropriate risk and strategy disclosures.  Also, please clarify that AFFE is also estimated.

Response:  The Registrant has amended its disclosures to state as follows:

FUND EXPENSES

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Dividend Reinvestment and Cash Purchase Plan Fees	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees~~(1)~~	0.75~~[1.00]~~%
Interest Payments on Borrowed Funds(1~~[2]~~)	~~[~~0.00~~]~~%
Other Expenses(1~~[2]~~)	~~[~~0.00~~]~~%
Acquired Fund Fees and Expenses(2)~~(3)~~	~~[~~1.25]%
Total Annual Expenses	~~[~~2.00~~]~~%

(1)The Adviser has agreed to pay all expenses incurred by the Trust except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing or settlement of orders for the purchase and sale of investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

(2)Estimated for the current fiscal year.  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements will include only the direct operating expenses incurred by the Fund, not the indirect costs of investment companies.

Comment L.2:  Use of Proceeds, page 2 – Since there is no minimum threshold that must be raised prior to the investment of the net proceeds, clarify when or how long before net proceeds will be invested in accordance with the investment objectives and policies.  If longer than 3 months, the reason for such delay should be clearly stated but in no account should it take more than 6 months.

Response:  The Registrant notes that its disclosure states that net proceeds will be invested as soon as practicable after receipt and has clarified its disclosures to state the following:

The net proceeds of the continuous offering of shares are invested in accordance with the Fund’s investment objectives and policies (as stated below) within 3 months of receipt as soon as practicable ~~after receipt~~. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds.

Comment L.3:  Investment Objectives and Policies, Page 2 – Please add disclosure regarding investments in REITS and maturity parameters for fixed income securities.

Response:  The Registrant has amended its disclosures to state the following:

The Fund follows an institutional-style diversified investment strategy by investing in assets the Adviser believes provide favorable long-term capital appreciation and risk-adjusted return potential, as well as income-producing assets that the Adviser believes provide consistent income generation and liquidity. The Fund invests in a highly diversified range of public and private assets, including public foreign and domestic equities of any market capitalization, bonds, real assets, private equity, venture capital, and private credit. The Fund primarily invests through professionally managed funds, including venture capital and private equity funds, private real estate funds and real estate investment Trusts (REITS), private infrastructure funds, private credit funds, business development companies (BDCs), and ETFs. The Fund limits its investments in private funds commonly referred to as hedge funds, venture capital funds, and private equity funds that would be investment companies under the 1940 Act but for the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act to 15% of the Fund’s total assets.

. . .

The Fund selects underlying funds that have a demonstrated history of positive performance or, if an underlying fund has only limited performance history, is expected to have positive performance over the long-term based on the Adviser’s due diligence.  The Fund also invests in ETFs that invest primarily in (i) equity securities, including common and preferred stock or (ii) fixed income securities such as bonds, notes and debentures.  The Fund may invest in fixed income securities that are rated below investment grade (rated BB+ or lower by S&P or comparably rated by another nationally recognized statistical rating organization (NRSRO), also known as “high-yield” or “junk” bonds) and in unrated debt securities determined by the Adviser to be of comparable quality.  The Fund has no limitations regarding the maturity, duration or dollar-weighted average of its holdings.  The Adviser believes that seeking a range of investments is an important factor in attempting to achieve the Fund’s investment objective and invests without limitation as to geography, market capitalization, or sector exposure.  The Fund does not concentrate in any one industry.

Comment L.4:  Investment Objectives and Policies, Page 2 – The Fund discloses that it limits its investments in “private funds commonly referred to as hedge funds that would be investment companies under the 1940 Act but for the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act to 15% of the Fund’s total assets.”  Please delete “commonly referred to as hedge funds” so that this limitation also applies to investments in private equity and venture capital funds.

Response:  The Registrant refers to its response to Comment L.3 and notes that the revision makes clear that the 15% limitation applies to investments in private equity and venture capital funds.

Comment L.5:  Risk Factors, Page 2 – The risk factors should be arranged in order of their importance and materiality to this Fund.  See ADI 2019-08.  However, you may put the most salient risks first and arrange[ ] the remainder alphabetically.

Response:  The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration.  The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested.  The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  Market disruptions and volatility as a result of the global COVID-19 pandemic, for example, demonstrated that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment.  Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment L.6:  Foreign Investment Risks, Page 4 – The Fund’s investment policies should describe the extent to which it may invest in foreign securities.

Response:  The Registrant refers to its response to Comment L.3.

Comment L.7:  Medium and Small Capitalization Company Risk, Page 7 – The [F]und’s investment policies should state that it can invest in companies of any size.

Response:  The Registrant refers to its response to Comment L.3.

Comment L.8:  Investment Adviser, Page 9 – Disclose the extent to which the Investment Adviser has experience with interval funds and closed-end funds.  Please consider whether such disclosure should be added to the risk section.

Response:  The Registrant has amended its disclosures to state the following:

Buena Capital Advisers, LLC, located at 2261 Market Street, #5190, San Francisco, CA 94114, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed on ~~[DATE],~~ January 11, 2023.  The Fund is currently the Adviser’s sole client.

The Registrant has also added the following risk disclosure:

New Adviser Risk

The Adviser has not previously served as an adviser to a closed-end fund.  As a result, there is no long-term track record against which an investor may judge the Adviser and it is possible the Adviser may not achieve the Fund’s intended investment objective.

Comment L.9:  Purchasing Shares, Page 17 – Specify whether retail investors must meet certain eligibility requirements to purchase shares in the Fund.

Response:  The Registrant has amended its disclosures to state the following:

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by MUFG Investor Services (US), LLC ~~[INSERT TRANSFER AGENT]~~, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Eligibility to purchase shares is generally limited to customers of ~~Investors may buy and sell shares of the Fund through~~ financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”).

Statement of Additional Information

Comment L.10:  Fundamental Policies, Page 3 – Please disclose fundamental policy on real estate.  See Item 17.2.f of Form N-2.

Response:  The Registrant has amended its disclosures to include the following:

The Fund may not:

(1)

Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)

Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin.

(4)

Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)

Invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6)

Purchase or sell real estate or interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

~~(6)~~ (7)

Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission (“CFTC”), invest in securities or other instruments backed by or linked to commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

~~(7)~~ (8)

Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with the Fund’s investment objectives and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

Financial Statement

Comment L.11:  Inform the staff when the financial statement will be filed.  Allow sufficient time before acceleration is requested for the staff to review the financial statement.

Response:  The Registrant notes that its financial statement is included with Pre-Effective Amendment No. 1 being filed contemporaneously with this correspondence.

Accounting Comments

Comment A.1:  Investment Adviser, Page 9 – The calculation of the base management fee is explained in the last paragraph of Page 9.  We note that language suggesting that the Fund is also subject to an incentive fee appears in the first paragraph of Determination of Net Asset Value on Page 11.  If the Fund is subject to an incentive fee, describe the calculation of the incentive fee and include a graphic to illustrate the operation of the fee.

Response:   The Registrant has confirmed that the Fund will not be subject to an incentive fee.  Accordingly, all references suggesting as such have been deleted from the Registration Statement.

Comment A.2:  Fund Expense, Page 10 – Disclosure in this section explains that the Fund is responsible for the payment of all costs and expenses associated with its operation.  Please reconcile this with Footnote 1 to the fee table appearing on Page 1, which suggests that the Fund will pay a unitary management fee whereby the Adviser will pay all expenses associates with the operation of the Fund, subject to certain exclusions.

Response:  The Registrant has amended its disclosures to state the following:

The Fund typically would pay certain expenses incurred in the operation of the Fund.  However, the Management Fee is intended to be a unitary fee, and therefore the Adviser agrees to pay most “Other Expenses” of the Fund.  The Adviser agrees to pay all of the operating expenses of the Fund except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing or settlement of orders for the purchase and sale of investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.  The Fund will pay any expenses incurred in the operation of the Fund which are not covered under the unitary fee. All organizational expenses of the Fund will be paid by the Adviser in accordance with its unitary fee.  ~~The Fund bears all costs and expenses of its operations, administration and transactions, including (without limitation) those relating to: calculating the Fund’s net asset value (including the cost and expenses of any independent valuation firm); effecting sales and repurchases of the Fund’s shares and other securities; interest payable on debt, if any, to finance the Fund’s investments; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, monitoring the Fund’s financial and legal affairs for the Fund, providing administrative services, monitoring the Fund’s investments and evaluating and making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees; transfer agent and custodial fees; fees and expenses associated with marketing efforts to the extent permitted by a plan of distribution adopted by the Board of Trustees; costs associated with the Fund’s reporting and compliance obligations under the 1940 Act, the Securities Exchange Act of 1934 and other applicable federal and state securities laws, and ongoing stock exchange fees; federal, state and local taxes; independent trustees’ fees and expenses; brokerage commissions; costs of proxy statements, shareholders’ reports and other communications with shareholders, including printing costs; the Fund’s allocable portion of the fidelity bond, directors’ and officers’ liability insurance, errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, telephone and staff; fees and expenses associated with independent audits and outside legal costs; investment advisory and management fees; administration fees, if any, payable under the Administration Agreement between the Fund and the Administrator; federal and state registration fees; all costs of registration and listing the Fund’s shares on any securities exchange; direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and all other expenses incurred by the Fund or the Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement between the Fund and the Administrator based upon the Fund’s allocable portion of the Administrator’s overhead and other expenses associated with performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the allocable portion of the costs of compensation and related expenses of the Fund’s chief compliance officer and chief financial officer and their respective administrative support staffs. For the avoidance of doubt, the parties agree that the Fund will bear all expenses associated with contractual obligations of the Fund existing prior to the effective date of this Agreement, including those that may become unnecessary or redundant but cannot be terminated.~~

Comment A.3:  Investments – Please explain to the staff whether the Fund currently holds any investments.  Also, please explain to the staff whether the Fund has entered into, or intends to enter into, any warehousing transaction or fund acquisition for purposes of establishing the initial investment portfolio.

Response:  The Fund does not currently hold any investments, and has not entered, nor intends to enter, any warehousing transaction or fund acquisition for purposes of establishing the initial investment portfolio.

If you have any questions, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/

Philip B. Sineneng

cc:  JoAnn M. Strasser

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217